Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-215444
To Preliminary Prospectus Supplement dated September 28, 2018
(To Prospectus dated March 10, 2017)

Transcript of Uranium Energy Corp Recording

On September 28, 2018, in connection with a proposed underwritten public offering, Uranium Energy Corp. made available pursuant to a hyper-link in its news release of the same day a pre-recorded electronic communication respecting the uranium industry. A transcript of the recording is set forth below.

Spencer Abraham:

Population growth and increasing demand for clean-carbon free, base-load electricity generation are the demand drivers for nuclear power globally. And after a prolonged bear-market, we are now finally seeing the fundamentals accelerate a re-balancing in the uranium industry.

Closer to home, in the US, where UEC has been active for almost 14 years, we have the world’s largest nuclear power fleet. The market and industry dynamics at play that I see unfolding are very similar to what I experienced in in another energy commodity.

When I served as Energy secretary under President George W. Bush, our administration was deeply concerned that over 50% of our oil was imported, with much of it coming from unstable places. We considered this a major national security matter.

Today, that national security concern has been solved through a combination of American ingenuity, technology and fully embracing our abundant natural resources. But now, we face a similar national security challenge. The U.S. nuclear fleet, generating 20% of this country’s electricity (and about 60% of our carbon-free energy) has become almost entirely dependent on foreign uranium, much of it from countries with elevated geopolitical risks.

This is a recipe for disaster in today’s complex and unpredictable global environment. Reducing dependence on imported oil was a national objective. We must make the same commitment to reducing imports of uranium.

As President Trump warned in his speech at the United Nations General Assembly on September 25th, “Reliance on a single foreign supplier can leave a nation vulnerable to extortion and intimidation.”

The loss of a domestic infrastructure to support the world’s largest nuclear fleet and U.S defense needs is unacceptable, and so is our eroding global nuclear leadership. Our leadership in nuclear technology and its deployment are critical to international policy development, adherence to rigorous safety standards and nonproliferation.

Meanwhile, China and Russia are advancing their nuclear programs in the global market, diminishing our influence in key regions around the world.

The current administration should be applauded for making important strides to correct government actions affecting this long-ignored industry. Thanks to the efforts of Energy Secretary Rick Perry, U.S. sales of government-owned uranium into the domestic market — which has further undercut domestic producers — has been halted at least through 2019.

Moreover, the Department of Interior’s inclusion of uranium in the list of strategic minerals critical to American economic and national security was constructive, as is the Department of Commerce's Section 232 investigation on uranium imports.

Hopefully, this new direction in policy and additional actions going forward will translate into the rebuilding and maintaining of a vibrant domestic nuclear power industry. As an independent, 100% un-hedged U.S. uranium company, UEC has a portfolio of low-cost, fully permitted in-situ recovery (ISR) projects in South Texas and the Powder River Basin of Wyoming. We have the people, technology and natural resources to help address this important challenge.

Amir Adnani:

The bedrock of UEC is a solid senior management team, possessing a wealth of experience in both U.S. and international uranium mining, marketing and government policy. Spencer Abraham, our Chairman, served as the tenth U.S. Energy Secretary in the George W. Bush Administration, devising and successfully implementing the first national energy policy in the U.S. since the 1980’s. Our Executive VP, Scott Melbye, is past President of the Uranium Producers of America and has over three decades of industry experience with uranium majors.

In summary, global market fundamentals for uranium are improving through a combination of reduced supply from ongoing major producer cutbacks and heightened demand spurred by growing international recognition of the need for zero-emission, base-load electricity. Concurrently, fundamentals for uranium production here in the U.S. are improving because the extreme over dependence on foreign supply raises the kinds of strategic security issues that are gaining the attention of top congressional and executive branch decision makers. These are game-changers!

We continue to advance our growth plans in 2018 within the framework of our corporate strategy: 1) remain 100% unhedged for maximum exposure to a turn-around in uranium prices; 2) grow and de-risk our low-cost and environmentally friendly ISR projects in Texas and Wyoming; and 3) use the bear-market of the last 6 years to make accretive acquisitions.

We’ve been making accretive acquisitions in Wyoming’s prolific Powder River Basin that has seen 85 million pounds historic uranium production. We have been acquiring low cost ISR projects as witnessed by our purchase of Reno Creek in 2017 followed by North Reno Creek this year. This most recent purchase added further scale and synergies as a single combined project.

Earlier this week, our company took part in a ceremony at the state capital as Wyoming became an Agreement State. In the Agreement State process, the Feds transfer all regulatory oversight for uranium mining to the State. Similar to Texas, we expect this will lead to quicker turnaround and reduced costs. We’re delighted and excited to be doing business in Texas and Wyoming with terrific people, great low cost projects and a state regulatory process that should help enhance our overall projects.

The acquisition of Reno Creek added a production license of 2 million lbs per year. Our Wyoming project, combined with physical capacity of 2 million pounds per year at our Hobson Processing Facility in South Texas, positions UEC with a baseline potential extraction profile of 4 million pounds per year, with room to grow.

In South Texas, we will continue to de-risk our Burke Hollow project through the advancement of environmental permitting. The last major production permit required at Burke Hollow is a Radioactive Materials License, and expected to be approved this year.

Scott Melbye

As would be expected in any prolonged commodity bear-market, we are now finally seeing the uranium market fundamentals re-balancing in a more accelerated fashion. While there has been a couple false starts in the uranium price recovery, we are now experiencing a sustained rally that has reached a 2 plus year high. The current spot uranium price at US$27.30 per pound U3O8 is an increase of 54% from the low in November 2016 ($17.75 per pound).

At the heart of this re-balancing are the substantial cuts to global uranium production that have finally materialized. These cuts are the result of a prolonged, depressed spot market which has been at a levels substantially below global production costs. Up until the past couple of years, Long term legacy contracts signed in the previous bull-market has kept many producers insulated from the weak market conditions. However, at this point those higher-priced hedges have simply expired, providing the primary catalyst for these production decisions. As a result, global production peaked in 2016 at 162 million pounds U3O8 and will likely fall below 135 million pounds in 2018 if the recent trend continues. For context, 2018 global demand, as estimated by UxC Consulting, is pegged at about 191 million pounds U3O8, leaving a substantial gap between production and consumption. While these conditions have impacted mine output in every global uranium district, including Kazakhstan, Africa, Australia and the United States, the most substantial cuts have occurred in the Athabasca Basin of Saskatchewan, Canada. In Q4 2017, Canadian producer, Cameco, and their French partner, Orano, announced that they would suspend production at their world-class McArthur River and Key Lake operations due to the depressed uranium price. In July, they further announced that these operations, the world’s largest (18-21 million pounds of annual capacity), would remain in indefinite care and maintenance until such time the uranium price recovers to levels which produce adequate, and justifiable, returns. Furthermore, as Cameco continues to have a large contract book in place, they will in-turn enter the market to purchase between 11 and 15 million pounds U3O8 through the end of 2019. This procurement initiative is underway and should result in a clearing of the most aggressively priced supplies from the market, at just the point when electric utility companies were preparing to re-enter the market to replace their expiring long-term uranium contacts.

Adding to the narrative has been the very recent production constraint, and market discipline, shown by the world’s largest producing country, Kazakhstan, and their state-owned, uranium company, Kazatomprom. Kazakhstan presently represents 40% of global production, and their announced cuts to production demonstrate that even the world’s lower cost producers have been compelled to alter course in the face of unsustainable market prices. Kazatomprom’s planned IPO is also compelling a more market-rational approach. Kazatomprom also recently entered into an agreement with the new London AIM listed company, Yellow Cake plc, to consume their uncommitted production volumes and sequester them from the spot market in a pure-commodity holding investment (8.4 million pounds of U3O8 taken off the market in just the last few months).

On the demand side. The global nuclear energy industry is also finally emerging from a post-Fukushima environment which saw the shutdown of some existing capacity and cancellation of some new reactor programs. Despite this setback, the global nuclear industry has seen the best growth rates, as measured by new units connected to the grid, that has been experienced in the past 25 years. At present, the global fleet is comprised of 453 operable reactors in 30 different countries, with 55 units currently under construction with approximately 50% of those to be completed within the next two years. Another 152 reactors are on-order or actively planned. Even challenges to this growth have seen positive developments in recent months. Japan has restarted 9 of their reactors, and on their way to re-establishing nuclear energy for 20-22% of their stated contribution goal of total national energy supplies. Furthermore, a number of countries that have contemplated reducing their reliance on nuclear energy have reversed, or deferred, any action as opposition was too great and/or lack of viable alternatives presently exist for baseload, non-carbon emitting electricity. The countries of France, South Korea and Taiwan being prime examples. Even the United States, that had a number of reactors in a vulnerable economic position due to poorly structured power markets, have seen four U.S. states, namely New York, New Jersey, Connecticut and Illinois pass legislation to preserve their installed nuclear capacity. Two additional states, Ohio and Pennsylvania are contemplating similar steps and are being encouraged by the Trump Administration to preserve this critical energy infrastructure.

Taken altogether these positive, supply and demand developments are contributing to an accelerated re-balancing of the uranium market. The improving fundamentals are hastening the time in which the secondary supply overhang is diminished . This will require new, competitive, production capacity, especially in light of older mines and resources being depleted.

Uranium Energy Corp. has filed a registration statement (including a preliminary prospectus supplement) (File No. 333-215444) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the base shelf registration statement and the preliminary prospectus supplement and other documents Uranium Energy Corp. has filed with the SEC for more complete information about Uranium Energy Corp. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Uranium Energy Corp. and any underwriter or any dealer participating in the offering will arrange to send you the prospectus in the base shelf registration statement and the preliminary prospectus supplement if you request by emailing H.C. Wainwright & Co., at placements@hcwco.com, or Haywood Securities Inc., at ecm@haywood.com.